January 12, 2024

Re:	DouYu International Holdings Ltd Annual Report on Form 20-F Filed April 25, 2023 File No. 001-38967

Ms. Chen Chen

Ms. Kathleen Collins

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Chen and Ms. Collins:

This letter sets forth the responses of DouYu International Holdings Ltd (“DouYu” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 21, 2023.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

*      *      *      *

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.	In your response to prior comment 2, you state that “The value indicated for the ‘Amounts due from the VIEs pursuant to contractual arrangements’ item provided in our September 25, 2023 response represents the amount of fee receivables due to DouYu Yule under the Business Operation Agreements.” Please explain with greater specificity how this value was determined, including citations to relevant legal authority under the Investment Company Act of 1940 (“Investment Company Act”) and, as necessary, the supporting accounting guidance.

In the breakdown of DouYu Yule’s assets as of June 30, 2023 provided in our response letter dated September 25, 2023 (the “September Response”), and as updated below, the value indicated for “Amounts due from the VIEs pursuant to contractual arrangements” represents the remaining amount of fee receivables due to DouYu Yule and unpaid as of the relevant date under its exclusive business operation and cooperation agreements (the “Business Operation Agreements”) with Wuhan Ouyue Online TV Co. Ltd. (“Wuhan Ouyue”) and Wuhan Douyu Internet Technology Co., Ltd. (“Wuhan Douyu” and, together with Wuhan Ouyue, the “VIEs”). As described in our response letter dated November 9, 2023 (the “November Response”), DouYu Yule provides business support, technical and consulting services to the VIEs.1 Pursuant to the Business Operation Agreements, each VIE pays a monthly fee for such services, which is determined based on industry and market factors and is subject to adjustment by DouYu Yule in its sole discretion. For example, in determining the pricing of the service fee payable to DouYu Yule, the Company uses a third-party database that calculates the cost markup rate of independent third parties providing similar services in similar industries in the market.

1 For example, DouYu Yule provides services to support the research and development of the core technologies supporting the platforms operated by the VIEs, such as accurate content recommendations, front-end development and design, bandwidth optimization and high-quality audio and video effect presentations.

Rule 3a-1 specifies that the value of assets to be used in applying the 45% assets test thereunder is the “value” of such assets as defined in Section 2(a)(41) of the Investment Company Act which, for assets owned at the end of the last preceding fiscal quarter, means “fair value” at the end of such quarter.2 The Commission has stated that there is no single standard for determining the “fair value” of an asset (i.e., the price that would be received to sell such asset in an orderly transaction between market participants at the measurement date), which depends on the individual circumstances of each case.3 In the case of DouYu Yule’s receivables from the VIEs under Douyu Yule’s Business Operation Agreements with the VIEs, the Company has determined that the carry value of such receivables as of June 30, 2023 and September 30, 2023 was approximately their fair value, as the receivables are payable upon requirement, and there was sufficient funding from the VIE’s own assets as well as advances from the parent company to settle the payable balance as necessary upon demand.

As such, the Company believes that the values provided for the “Amounts due from the VIEs pursuant to contractual arrangements” in our September Response, as updated below, reflects the “fair value” of such asset in accordance with Section 2(a)(41) of the Investment Company Act.

2.	We note your response to prior comment 5, including your representation that you consulted U.S. counsel for U.S. securities law matters. As previously requested, please confirm whether you have received an opinion issued by counsel regarding your reliance on the exclusion from the definition of investment company provided by Section 3(b)(1) under the Investment Company Act.

The Company respectfully submits that it receives advice from U.S. counsel for U.S. securities law matters. However, because the Company wishes to preserve privilege with respect to any discussions or communications that the Company may have had with such U.S. counsel, the Company is not able to discuss the substance of such advice, including whether or not the Company has received a legal opinion issued by counsel. If the staff would find it useful, the Company’s U.S. counsel, Davis Polk, would be able to prepare an analysis to explain in writing to the staff, on behalf of the Company, its opinion regarding Section 3(b)(1).

2 Under Section 2(a)(41) of the Investment Company Act, “value” as used in Section 3 is defined as: “ . .. . (A) as used in Sections 3, 5 and 12 of this title, (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are readily available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof . . .” Clauses (i) and (iii) would not apply to the “Amounts due from the VIEs pursuant to contractual arrangements” because such assets are not securities for which market quotations are readily available, and were not acquired after the end of the last preceding fiscal quarter.

3 “We recognize that there is no single methodology for determining the fair value of an investment because fair value depends on the facts and circumstance of each investment, including the relevant market and market participants.” Good Faith Determinations of Fair Value, Investment Company Act Release No. 34128 (December 3, 2020) (“Release 34128”). With respect to good faith determinations of “fair value” under Section 2(a)(41) of the 1940 Act, the Commission has generally referred to the definition of “fair value” in ASC 820-10-20: “Fair Value means ‘the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.’“ Release 34128, at note 67 (citing ASC 820-10-20).

3.	We note your response to prior comment 6. Please advise as to whether you are able to recalculate your responses to our prior comments in your letters dated November 9, 2023 and September 25, 2023, as of September 30, 2023.

Please see Appendix A attached hereto, which is blacklined to show the updates to the calculations provided in our September Response, and Appendix B attached hereto, which is blacklined to show the updates to the calculations provided in our November Response.

Form 6-K Filed November 21, 2023

Exhibit 99.1, page 1

4.	We note the disclosure in your Form 6-K dated November 21, 2023 indicating that Mr. Chen was arrested “on or about November 16, 2023.” However we also note numerous articles indicating that Mr. Chen may have been taken into custody much earlier. For example, CNN reported on November 7, 2023 that Mr. Chen “was being investigated and had been missing for nearly three weeks.” Please tell us the specific date that Mr. Chen was arrested. In addition, please confirm that Mr. Chen has been serving as your CEO in an acting capacity up until his arrest, and whether his arrest impacts his ability to fulfill his role and responsibilities of CEO for the foreseeable future.

The Company is submitting separately, on a confidential, supplemental basis, its response to the Staff’s comment.

***

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to DouYu’s Annual Report on Form 20-F or DouYu’s Form 6-K filed on November 21, 2023, please contact Li He at +852 2533-3306 (li.he@davispolk.com) of Davis Polk & Wardwell LLP.

Thank you for your time and attention.

Yours sincerely,

/s/ Mingming Su
Name: Mingming Su
Title: Chief Strategy Officer

cc:	Mr. Li He, Partner Davis Polk & Wardwell LLP

APPENDIX A

Updates to the calculations provided in our November Response to the staff’s prior comments 4 and 5:

4.	We note that in your responses to prior comments 12 and 13, you only provide legal analysis regarding “significant subsidiaries.” However, the previous comments asked for such analysis as to all subsidiaries, whether or not “significant.” Accordingly, please clarify how you define “significant subsidiaries” in this context. Also provide the same legal analysis for each subsidiary, including Wuhan Ouyue, Wuhan Douyu and subsidiaries you do not categorize as significant. Further, please address the following:

The Company respectfully submits that the significant subsidiaries of the Company discussed in our response to prior comments 12 and 13 include all of the Company’s subsidiaries set forth in Exhibit 8.1 of its 2022 Annual Report in accordance with the form requirements of Form 20-F. Form 20-F requires a registrant to provide a full list of its subsidiaries in Exhibit 8.1, omitting only the names of subsidiaries that, in the aggregate, would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the end of the year covered by the report. In other words, the significant subsidiaries and VIEs (as defined below) set forth in Exhibit 8.1 of the Company’s 2022 Annual Report contributed to over 90% of the total consolidated assets of the Company as of December 31, 2022. The Company believes that such significant subsidiaries are central to an analysis of the Company under the Investment Company Act because ownership interests in and advances to such significant subsidiaries together represent approximately 80% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items) as of ~~June~~ September 30, 2023. On the other hand, ownership interests in and advances to the subsidiaries that are not significant subsidiaries, and not discussed in our prior response (the “Immaterial Subsidiaries”), together represent less than 20% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items) as of ~~June~~ September 30, 2023. None of the Immaterial Subsidiaries (other than DouYu Investment Limited, as discussed in footnote 3 below) holds material amounts of securities, and none of the Immaterial Subsidiaries have conducted securities offerings or borrowing transactions in the U.S. Nonetheless, even if the Immaterial Subsidiaries were deemed to be investment companies under the Investment Company Act, and interests in such Immaterial Subsidiaries were counted as investment securities, because such interests are so small in value relative to the Company’s other assets that are not investment securities, the Company would still satisfy the assets test under Section 3(a)(1)(C).1 Thus, the Company respectfully submits that an analysis of each Immaterial Subsidiary under the Investment Company Act is not relevant for the Section 3(a)(1) analysis of the Company, and in the updated analysis as of ~~June~~ September 30, 2023 provided below, the Company has conservatively treated interests in the Immaterial Subsidiaries as investment securities (even though such Immaterial Subsidiaries may either not be investment companies or qualify for an exemption under the Investment Company Act other than Section 3(c)(1) or 3(c)(7)). The updated analysis below therefore includes a discussion of the Company and its significant subsidiaries and, to the extent relevant for the Rule 3a-1 analysis of Wuhan DouYu Culture Network Technology Co. Ltd. (“DouYu Yule”), an analysis of Wuhan Ouyue Online TV Co. Ltd. (“Wuhan Ouyue”) and Wuhan Douyu Internet Technology Co., Ltd. (“Wuhan Douyu” and, together with Wuhan Ouyue, the “VIEs”), but does not include a separate discussion of each Immaterial Subsidiary.

1 The Company notes that an analysis of three of the Immaterial Subsidiaries (Betta Fish Inc., Betta Fish Hong Kong Limited and DouYu Japan Inc.) is relevant for the analysis (i.e., under the assumption that short-term bank time deposits are not treated as cash items) in our response to comment 5 below. Our response to comment 5 below therefore includes an analysis of those three Immaterial Subsidiaries under Section 3(a)(1)(C).

• Clarify whether you own strategic investments through subsidiaries other than DouYu Investment Limited.

As of ~~June~~ September 30, 2023, the Company owns strategic investments through DouYu Investment Limited, DouYu Yule and Wuhan DouYu. The treatment of such strategic investments for purposes of the analysis of the Company under Section 3(a)(1)(C) is discussed in greater detail below.

• Update all figures and calculations in your responses to conform to your financial statements as of June 30, 2023.

Updated analysis under Section 3(a)(1)(A):

The Company respectfully submits the updated analysis below with respect to the factors outlined in Tonopah Mining Co. (26 S.E.C. 426 (1947)), which demonstrates that the Company and its subsidiaries and the VIEs (collectively, “DouYu”) are primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming platforms, and are not and do not hold themselves out as being engaged primarily, and do not propose to engage primarily, in the business of investing, reinvesting or trading in securities. Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”2 Applying such factors to DouYu, it is clear that DouYu is primarily engaged in the online interactive gaming and entertainment livestreaming business, and not in the business of investing, reinvesting or trading in securities:

A. The Company

1)            DouYu is primarily engaged in the business of developing and providing products and services to create an integrated game-centric ecosystem of livestreaming, video, graphic content and other interactive and community features. DouYu operates interactive gaming and entertainment platforms on which users can enjoy immersive and interactive games and entertainment livestreaming, access a wide array of video and graphic content, and participate in community events and discussions. The development of DouYu’s business supports the historical development factor, as it has been primarily engaged in the business of online gaming and entertainment livestreaming since its establishment in 2014 and does not expect to change its primary business in the future. Following its establishment, DouYu further developed its online entertainment business by adding new gaming content genres, extending content format from livestreaming to videos, developing graphics and community discussion features, and holding online and offline events and activities to build its user base. Revenues from DouYu’s online gaming and entertainment livestreaming business have consistently been the primary contributor to DouYu’s revenues since its formation. DouYu has continued to focus on developing its existing platforms and new functions in the field of online gaming and entertainment livestreaming by strengthening collaborations with talent agencies and game developers to enlarge its streamer resources, enrich content offerings and enhance user experience.

2 SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

DouYu has historically maintained significant cash amounts required for its working capital needs, which DouYu has generally held in bank demand deposits, short-term bank time deposits (maturing in one year or less) and long-term bank time deposits (maturing in over one year). DouYu has also made a strategic investment in Nanshan Stellar Investment LLP (“Nanshan Stellar”), a private equity fund, for the purpose of extending and enhancing collaborative relationships with pan-entertainment companies and seeking potential strategic investment in those companies to further strengthen its platform’s competitiveness in the online interactive gaming and entertainment livestreaming business. DouYu has also made strategic investments in participants across the value chain in related industries, mainly content producers such as talent agencies and eSports teams, for the purpose of building supply chain relationships, collaborations and access to exclusive content to support its online interactive gaming and entertainment livestreaming business. As discussed below, DouYu has treated its long-term bank time deposits and strategic investments, including its investment in Nanshan Stellar, as “investment securities” for purposes of the analysis under Section 3(a)(1)(C) set out below. As noted above, the primary purpose of DouYu’s strategic investments, including its investment in Nanshan Stellar, is to maintain collaborative relationships in the industry, and to keep current with technological developments and trends among users, which are key to DouYu’s success in the gaming and entertainment livestreaming business, and not for investment purposes. In addition, as further discussed below, the amount of DouYu’s strategic investments is not significant enough to cause the Company to be deemed an investment company under Section 3(a)(1)(C).3 For the past year ended ~~June~~ September 30, 2023, DouYu has not been actively seeking strategic investments and has not entered into any new deals. Thus, DouYu’s historical development has been marked by significant development of its online gaming and entertainment livestreaming business, and has not focused on investing, reinvesting or trading in securities.

2)            In terms of the public representation factor, since DouYu’s establishment in 2014, DouYu has consistently described itself as the provider of online interactive gaming and entertainment livestreaming platforms. For example, DouYu’s press releases typically refer to DouYu as “a leading game-centric live streaming platform” that “delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports.” DouYu has never represented that it is involved in any business other than the development and operation of its online interactive gaming and entertainment livestreaming business. DouYu has consistently stated in its filings with the Commission, press releases, other public statements, website and advertising and marketing materials that it is in the business of developing and operating its online interactive gaming and entertainment livestreaming business as described above.

3 The Company owns strategic investments, including the investment in Nanshan Stellar, primarily through its wholly-owned subsidiary, DouYu Investment Limited. As DouYu Investment Limited’s only assets are the Company’s strategic investments, the Company has treated its interest in DouYu Investment Limited as an investment security for purposes of this analysis. As of ~~June~~ September 30, 2023, the Company’s interest in DouYu Investment Limited amounts to approximately ~~RMB149,749,633~~ RMB183,694,856 or 3% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items) which amounts to approximately ~~RMB5,931,779,388~~ RMB5,820,589,421.

As noted above, the Company has also conservatively treated its interests in Immaterial Subsidiaries other than DouYu Investment Limited, which together amount to approximately ~~RMB834,579,900~~ RMB829,266,900 or 14% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items) as investment securities for purposes of this analysis (even though such Immaterial Subsidiaries may either not be investment companies or qualify for an exemption under the Investment Company Act other than Section 3(c)(1) or 3(c)(7)).

Furthermore, DouYu has consistently emphasized its operating results, and has never emphasized either its investment income or the possibility of significant appreciation from its cash management activities or strategic investments, as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate DouYu based on its cash management activities or strategic investments. Instead, research reports and analyses of DouYu focus on its financial results from its ongoing operations and the development of its business in the online interactive gaming and entertainment livestreaming fields.

3)            The allocation of DouYu’s officers’ and directors’ time supports the activities factor. DouYu’s most senior executive officers and directors generally spend approximately 99% or more of their time on general corporate matters and the development and management of DouYu’s online interactive gaming and entertainment livestreaming business, and 1% or less of their time on matters related to DouYu’s investment securities.

In addition, as of ~~June~~ September 30, 2023, DouYu had approximately ~~1,565~~ 1,423 employees, of which only 3 employees are responsible for managing DouYu’s investment securities. As such, more than 99% of DouYu’s employees are dedicated to DouYu’s operating business and general support services for the corporate group, and less than 1% of DouYu’s employees are responsible for managing DouYu’s investment securities.

4)            In terms of the assets factor, as discussed in detail below, the Company is not an investment company under the assets test under Section 3(a)(1)(C). Thus the composition of the Company’s assets also demonstrates that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

5)            In terms of the sources of the Company’s present income, the Company’s net income after taxes of approximately ~~RMB105,906,074~~ RMB152,656,981 for the past four fiscal quarters combined, consolidated with its wholly-owned subsidiaries, was mainly driven by large operating revenues of approximately ~~RMB500,303,714~~ RMB472,372,887, other operating income of approximately ~~RMB48,100,838~~ RMB28,309,562 and operating expenses of approximately ~~RMB620,644,747~~ RMB578,432,709. For that period, interest income amounting to approximately ~~RMB181,855,170~~ RMB225,689,846 was attributable to cash items such as bank demand deposits and short-term bank time deposits maturing in one year or less (which, as discussed below, the Company treats as cash items for purposes of 40% Test (as defined below)). The only income from potential investment securities for that time period was: (a) interest income amounting to approximately ~~RMB2,955,616~~ RMB5,299,726 attributable to long-term bank deposits maturing in more than one year, and (b) approximately ~~RMB62,959,494~~ RMB62,443,975 of income attributable to the Company’s strategic investments. Such amounts are clearly outweighed by the large amounts of operating revenues for that period and thus, the primary contributors to the Company’s net income also demonstrate that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that DouYu is not primarily engaged in the business of investing, reinvesting or trading in securities. DouYu is thus primarily engaged in the online interactive gaming and entertainment livestreaming business, and is not an investment company under Section 3(a)(1)(A).

B. Significant Subsidiaries and VIEs

1)            The historical development of the Company’s significant subsidiaries4 and VIEs (together, the “Material Entities”) demonstrates that such Material Entities, like DouYu, are primarily engaged in the business of operating an online gaming and entertainment livestreaming business, and not investing, reinvesting or trading in securities.

•	DouYu Network Inc. (“DouYu Network”), Douyu Hongkong Limited (“DouYu Hong Kong”) and DouYu Yule were established in 2018 as part of a corporate restructuring to redomicile DouYu’s operating business to the Cayman Islands. DouYu Network, DouYu Hong Kong and DouYu Yule were established as holding companies for DouYu’s operating business and, like DouYu, have been primarily engaged in the business of online gaming and entertainment livestreaming since their establishment, and do not expect to change their primary business in the future.

•	Wuhan Yuxing Tianxia Culture Media Co. Ltd. (“Yuxing Tianxia”) and Wuhan Yuyin Raoliang Culture Media Co. Ltd. (“Yuyin Raoliang”) were established in 2016 to enter into business contracts with streamers in connection with DouYu’s online gaming and entertainment livestreaming business. Since their establishment, Yuxing Tianxia and Yuyin Raoliang have been primarily engaged in supporting DouYu’s relationships with streamers, and do not expect to change their primary business in the future.

•	Gogo Glocal Holdings Limited (“Gogo Glocal”) and DOYU Hong Kong Limited (“DOYU”) were established in 2018 as holding companies for the Company’s indirect wholly-owned subsidiary, Guangzhou Doyu Info Tech Limited (“DOYU Sub”), which operates a livestreaming platform in Southeast Asia. Since their establishment, Gogo Glocal, DOYU and DOYU Sub have been primarily engaged in operating such livestreaming platform, and do not expect to change their primary business in the future.

•	Wuhan Douyu was established in 2015, and Wuhan Ouyue was established in 2009 to launch their livestream platform and operations. Since their establishment, Wuhan Douyu and Wuhan Ouyue have been primarily engaged in the business of online gaming and entertainment livestreaming, and do not expect to change their primary business in the future.

The historical development of DouYu’s Material Entities supports the historical development factor because such subsidiaries have been primarily engaged in the online gaming and entertainment livestreaming business since their establishment, and have not been engaged in investing, reinvesting or trading in securities.

2)            In terms of the public representation factor, the Company generally does not separately describe its subsidiaries or VIEs individually, but rather represents its group of companies as operating as a whole. Thus, the public representation factor with respect to the Company’s Material Entities is similar to the discussion above regarding DouYu and public representations of its primary business as the provider of online interactive gaming and entertainment livestreaming platforms. As discussed above, the Company has consistently represented DouYu, including its Material Entities, as being primarily engaged in the development and operation of its online interactive gaming and entertainment livestreaming business, and has not represented its significant subsidiaries as being engaged in investing, re-investing or trading in securities.

4 A corporate structure chart setting out the Company’s significant subsidiaries is included in Item 4.C of the Company’s Form 20-F.

3)            The Company’s significant subsidiaries are operated by the Company’s officers and directors and as such, the subsidiaries do not have their own officers or directors. The activities factor with respect to the Company’s significant subsidiaries is therefore similar to the discussion above regarding the Company and the allocation of its employees’, officers’ and directors’ time. As discussed above, the Company’s most senior executive officers, directors and employees generally spend approximately 99% or more of their time on general corporate matters and the development and management of DouYu’s online interactive gaming and entertainment livestreaming business, and 1% or less of their time on matters related to DouYu’s investment securities, which supports the activities factor.

Like the Company, the VIEs’ most senior executive officers, directors and employees generally spend approximately 99% or more of their time on general corporate matters and the development and management of the VIEs’ online interactive gaming and entertainment livestreaming business, and 1% or less of their time on matters related to the VIEs’ investment securities, which also supports the activities factor.

4)            In terms of the assets factor, as discussed in detail below, the Company’s significant subsidiaries and Wuhan Douyu are not deemed to be investment companies under Section 3(a)(1)(C). Thus, the composition of such entities’ assets also demonstrates that such entities are not primarily engaged in the business of investing, reinvesting or trading in securities. For Wuhan Ouyue, please see our analysis under Section 3(b)(1) in the updated Section 3(a)(1)(C) discussion below.

5)            The sources of the Company’s Material Entities’ net income also demonstrates that such Material Entities are not primarily engaged in the business of investing, reinvesting or trading in securities.

•	For the past four fiscal quarters combined, on an unconsolidated basis, each of DouYu Network, DouYu Hong Kong and Gogo Glocal did not have any interest income or income from investment securities.

•	For the past four fiscal quarters combined, on an unconsolidated basis, each of DOYU, DOYU Sub, Yuxing Tianxia and Yuyin Raoliang did not have any interest income (other than minimal amounts of interest from bank demand deposits) or income from investment securities.

•	Regarding DouYu Yule, as discussed in detail below, DouYu Yule satisfies the income test under Rule 3a-1 under the Investment Company Act, which also demonstrates that DouYu Yule is not primarily engaged in the business of investing, reinvesting or trading in securities.

•	For the past four fiscal quarters combined, on an unconsolidated basis, Wuhan Douyu had total net loss of approximately ~~RMB61,114,664~~ RMB32,149,754. Contributing to Wuhan Douyu’s total net loss was approximately ~~RMB3,801,554~~ RMB5,058,329 of operating revenue and other operating income, ~~RMB841,993~~ RMB649,963 of interest income from bank demand deposits and ~~RMB12,418,350~~ RMB13,040,073 of interest income from short-term bank time deposits maturing in one year or less. As further discussed below, the Company treats such short-term bank deposits as cash items for purposes of the analysis under Section 3(a)(1)(C) set out below, and therefore does not treat interest income from such short-term bank deposits as income from investment securities. The only income derived from potential investment securities for that period consisted of ~~RMB2,734,509~~ RMB2,177,509 of interest income from long-term bank time deposits and ~~RMB743,565 loss~~ RMB5,291,926 gain from strategic investments, which was outweighed by Wuhan Douyu’s operating revenues, other operating income, and interest income from cash items such as bank demand deposits and short-term deposits, which together amounted to ~~RMB17,061,897~~ RMB18,748,365.[5] Furthermore, Wuhan Douyu’s total net loss for this period was mainly driven by large expenses relating to its operating business, which together amounted to approximately ~~RMB27,079,286~~ RMB27,221,165.

•	For the past four fiscal quarters combined, on an unconsolidated basis, Wuhan Ouyue had total net loss of approximately ~~RMB5,168,640~~ RMB4,538,544. Contributing to Wuhan Ouyue’s total net loss was approximately ~~RMB6,284,119,740~~ RMB5,758,443,770 of operating revenues and other operating income, ~~RMB834,220~~ RMB1,381,184 of interest income from bank demand deposits and ~~RMB9,337,918~~ RMB8,927,141 of interest income from short-term bank time deposits maturing in one year or less. As further discussed below, the Company treats such short-term bank deposits as cash items for purposes of the analysis under Section 3(a)(1)(C) set out below, and therefore does not treat interest income from such short-term bank deposits as income from investment securities. The only income derived from potential investment securities for that period consisted of ~~RMB355,000~~ RMB564,260 of interest income from long-term bank time deposits, which was outweighed by Wuhan Ouyue’s operating revenues, other operating income, and interest income from cash items such as bank demand deposits and short-term deposits, which together amounted to approximately ~~RMB6,294,291,878~~ RMB5,768,752,095. Furthermore, Wuhan Ouyue’s total net loss for this period was mainly driven by large expenses relating to its operating business, which together amounted to ~~RMB6,299,685,338~~ RMB5,774,069,433.

Thus, the primary contributors to the Company’s Material Entities’ net income demonstrate that they are not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that the Company’s Material Entities are not primarily engaged in the business of investing, reinvesting or trading in securities. Such Material Entities are primarily engaged in the online interactive gaming and entertainment livestreaming business, and therefore are not investment companies under Section 3(a)(1)(A).

5 Wuhan Douyu’s gain of RMB5,291,926 from its strategic investment does not indicate that it is primarily engaged in the business of investing, reinvesting or trading in securities. Such gain was recognized as a result of profits generated by a company that is primarily engaged in the livestreaming broadcast business (the “Livestream Business”) in which Wuhan Douyu holds a 35% equity interest, and was not related to any disposal of Wuhan Douyu’s strategic investment in such Livestream Business. The purpose of Wuhan Douyu’s investment in the Livestream Business is to maintain collaborative relationships in the industry, and to keep current with technological developments and trends among users, where are key to the Company’s success in the gaming and entertainment livestreaming business. Wuhan Douyu has held its strategic investment in the Livestream Business since 2016 and does not have plans to dispose of such investment. Thus, the income generated by the Livestream Business’s profits is derived from Wuhan Douyu’s primary engagement in its operating business and not from a business that is primarily engaged in investing in other companies for profit.

Updated analysis under Section 3(a)(1)(C):

A. The Company

The Company respectfully submits that it is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Under Section 3(a)(1)(C) of the Investment Company Act, an entity generally will be deemed to be an “investment company” if: (a) it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading securities and (b) it owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (“40% Test”). On an unconsolidated basis, as of ~~June~~ September 30, 2023, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DouYu Network, its majority-owned subsidiary.~~5~~6 DouYu Network is a qualifying majority-owned subsidiary for purposes of the 40% Test because DouYu Network is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act.

Thus, the Company does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

B. Significant Subsidiaries and VIEs

The Company respectfully submits the analysis below under Section 3(a)(1)(C) with respect to the Company’s significant subsidiaries:

DouYu Network is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of ~~June~~ September 30, 2023, at least 60% of the value of DouYu Network’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DouYu Hong Kong, its majority-owned subsidiary. DouYu Hong Kong is a qualifying majority-owned subsidiary for purposes of the 40% Test because DouYu Hong Kong is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, DouYu Network does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

~~5~~6 For purposes of the 40% Test, the Company treats as cash items: (a) “Cash and cash equivalents” which consist entirely of cash held in bank demand deposits and (b) for the reasons discussed in our response to comment 5 below, “Short-term deposits” which consist entirely of bank time deposits with a maturity of one year or less that were acquired and can be liquidated to support the Company’s operating business.

DouYu Hong Kong is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of ~~June~~ September 30, 2023, at least 60% of the value of DouYu Hong Kong’s total assets (exclusive of U.S. government securities and cash items) consists of its interests in: (a) Gogo Glocal and (b) DouYu Yule, its majority-owned subsidiaries. Each of Gogo Glocal and DouYu Yule is a qualifying majority-owned subsidiary for purposes of the 40% Test because each is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, DouYu Hong Kong does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

•	Gogo Glocal is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of ~~June~~ September 30, 2023, at least 60% of the value of Gogo Glocal’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DOYU, its majority-owned subsidiary. DOYU is a qualifying majority-owned subsidiary for purposes of the 40% Test because DOYU is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, Gogo Glocal does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

o	DOYU is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of ~~June~~ September 30, 2023, at least 60% of the value of DOYU’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DOYU Sub, its majority-owned subsidiary and intangible assets that are not securities. DOYU Sub is a qualifying majority-owned subsidiary for purposes of the 40% Test because DOYU Sub is primarily engaged in the business of developing and operating an online interactive gaming and entertainment livestreaming business platform in Southeast Asia and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, DOYU does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

o	DOYU Sub is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of ~~June~~ September 30, 2023, the value of DOYU Sub’s total assets (exclusive of U.S. government securities and cash items) amounted to approximately ~~RMB16,817,134~~ RMB15,883,081. On an unconsolidated basis, as of ~~June~~ September 30, 2023, the value of DOYU Sub’s trade receivables (including trade receivables due from related parties), property and equipment, and right of use assets amounted to approximately ~~RMB16,606,660~~ RMB15,627,963 or ~~99~~ 98% of its total unconsolidated assets (exclusive of U.S. government securities and cash items). Thus, the DOYU Sub does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

•	DouYu Yule satisfies the elements of Rule 3a-1 under the Investment Company Act (as discussed below) and therefore is deemed not to be an investment company under the Investment Company Act.

Rule 3a-1 under the Investment Company Act generally provides that an entity will be deemed not to be an investment company notwithstanding Section 3(a)(1)(C) of the Investment Company Act if: (a) consolidating the entity’s wholly-owned subsidiaries, no more than 45% of the value of its assets (exclusive of cash items and U.S. government securities) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity, (b) it is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities, (c) it is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has not engaged in such business or have any such certificate outstanding; and (d) it is not a special situation investment company.

(a)  Assets and Income Test. As of ~~June~~ September 30, 2023, DouYu Yule’s assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, consisted of the assets listed below with the following approximate values:

o	Treated as cash items:~~[6]~~[7]

Bank demand deposits	~~RMB21,565,537~~ RMB20,324,147

o	Treated as operating assets:~~[7]~~[8]

Trade receivables	~~RMB432,181~~ RMB379,680
Trade receivables from related parties	~~RMB150,000~~ RMB295,983
Prepaid expenses	~~RMB876,300~~ RMB768,619
Property and equipment	~~RMB7,797,013~~ RMB6,751,099
Right-of-use assets	~~RMB16,023,400~~ RMB14,075,589
Intangible assets that are not securities	~~RMB4,407,311~~ RMB3,736,203
Amounts due from the VIEs pursuant to contractual arrangements	~~RMB3,371,667,179~~ RMB3,304,541,698
Other assets that are not securities	~~RMB6,085,778~~ RMB5,813,778

~~6~~7 The Commission has stated that for purposes of determining compliance with Rule 3a-1, certain instruments including bank demand deposits would generally be considered cash items. Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (“Release 10937”), at n.29.

~~7~~8 “Property and equipment,” “right-of-use assets” and “intangible assets” consist mainly of computer equipment, leased office space and software for office use. Such assets are used in DouYu Yule’s operating business and do not fall within the definition of a “security” under Section 2(a)(36) of the Investment Company Act, and therefore are not treated as Relevant Securities for purposes of Rule 3a-1. “Other assets that are not securities” consist mainly of deposits for rental properties used in DouYu Yule’s operating business and payments related to insurance for employees. Such assets are used in DouYu Yule’s operating business and do not fall within the definition of a “security” under Section 2(a)(36) of the Investment Company Act, and therefore are not treated as Relevant Securities for purposes of Rule 3a-1. Please see our response to comment 9 below for a discussion of the treatment of “trade receivables,” our response to comment 6 below for a discussion of the treatment of “prepaid expenses,” and our response to comment 8 below for a discussion of the treatment of the contractual arrangements with respect to the VIEs under the Investment Company Act.

o	Treated as potential Relevant Securities (as defined below):~~[8]~~[9]

Long term bank time deposits maturing in over one year	RMB300,000,000
Receivables related to long term bank time deposits maturing in over one year	~~RMB2,955,616~~ RMB5,299,726
Strategic investments	~~RMB110,671,125~~ RMB71,874,316

Total Assets (exclusive of cash items)	~~RMB3,821,065,901~~ RMB3,713,536,691

For the reasons discussed below, DouYu Yule’s contractual arrangements with respect to the VIEs are not treated as securities (i.e., securities that are not excluded under Rule 3a-1(a)) (“Relevant Securities”) for purposes of the Rule 3a-1 assets and income tests. On a consolidated basis with its wholly owned subsidiaries, as of ~~June~~ September 30, 2023, the value of DouYu Yule’s potential Relevant Securities consisted of strategic investments and long term bank time deposits maturing in over one year and related receivables as noted in the chart above, which together amounted to approximately ~~RMB413,626,741~~ RMB377,174,042 or ~~11~~ 10%~~9~~10 of the value of DouYu Yule’s total assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, which amounted to approximately ~~RMB3,821,065,901~~ RMB3,713,536,691. As such, less than 45% of DouYu Yule’s total assets (exclusive of cash items and U.S. government securities) was attributable to Relevant Securities.

In terms of net income, DouYu Yule’s total net loss after taxes, consolidated with its wholly-owned subsidiaries, amounted to approximately ~~RMB83,763,410~~ RMB99,159,920 for the past four fiscal quarters combined. Contributing to that amount was:

o	Treated as income/expense derived from DouYu Yule’s operating business:~~[10]~~[11]

Operating revenues	~~RMB389,397,473~~ RMB376,518,743
Other operating income	~~RMB8,365,770~~ RMB5,946,715
Operating expense	~~RMB421,207,525~~ RMB408,731,690
Interest income from cash items: bank demand deposits	~~RMB91,399~~ RMB82,592
Interest income from cash items: short-term deposits	~~RMB6,161,002~~ RMB3,417,758
Income tax	RMB3,487,038
Foreign exchange gain, net	~~RMB262,208~~ RMB216,033

~~8~~9 Based on the analysis discussed in our response to comment 5 below, DouYu Yule’s long-term bank deposits are arguably cash items because they are “purchased as an integral part of an operating business.” Release 10937, at n.29. However, the Company treats “long-term bank time deposits maturing in over one year,” and receivables attributable to such long-term deposits, as potential Relevant Securities to be conservative, and to be in line with the SEC V. Fifth Avenue Coach Lines case cited in Release 10937, in which the court treated a time deposit that matured in over one year as an investment security. The Company also treats all of DouYu Yule’s “strategic investments” (which are discussed in greater detail below under “(d) Not a Special Situation Investment Company”) as potential Relevant Securities because such investments are generally minority equity interests in companies that are not primarily controlled by DouYu Yule.

~~9~~10 The Company notes that if the assets held by the VIEs are consolidated with DouYu Yule’s assets along with DouYu Yule’s wholly-owned subsidiaries, potential Relevant Securities such as ~~RMB321,695,727~~ RMB278,488,124 of strategic investments and ~~RMB560,000,000~~ RMB570,000,000 of long-term deposits held by DouYu Yule on such consolidated basis as of ~~June~~ September 30, 2023 amounts to approximately ~~RMB881,695,727~~ RMB848,488,124 or ~~48~~ 47% of DouYu Yule’s total consolidated assets (exclusive of cash items and U.S. government securities).

The Company also notes that if the income of the VIEs, including income from potential Relevant Securities such as strategic investments and long-term deposits held by the VIEs, are consolidated with DouYu Yule along with DouYu Yule’s wholly-owned subsidiaries, for the past four fiscal quarters combined, DouYu Yule had a total net loss after taxes, on such consolidated basis, amounting to approximately ~~RMB150,107,576~~ RMB176,900,202. Contributing to that amount was approximately: (i) operating revenues and other operating income of ~~RMB6,269,574,707~~ RMB5,703,021,182, (ii) operating expenses of ~~RMB6,332,271,133~~ RMB5,808,450,339, (iii) ~~RMB29,684,882~~ RMB27,509,869 of interest income from cash items (e.g., bank demand deposit and short-term bank time deposits maturing in one year or less), (iv) income tax of RMB3,487,038, (v) net foreign exchange gain of ~~RMB489,550~~ RMB790,481, (vi) ~~RMB6,045,125~~ RMB8,041,495 of interest income from long-term bank time deposits maturing in over one year, (vii) ~~RMB761,450~~ RMB13,831,882 of loss from strategic investments and (viii) ~~RMB119,382,219~~ RMB90,493,971 of provision for investment impairment.

~~10~~11 The Company allocated income items based on whether such income was derived from DouYu Yule’s potential Relevant Securities or its other assets, and allocated expense items based on whether such expenses are “reasonably related” to its operating activity or investment activity. DRX Inc., SEC No-Action letter (Jan. 28, 1988).

o	Treated as income/expense from potential Relevant Securities:

Interest income from long-term deposits	~~RMB2,955,616~~ RMB5,299,726
Loss from strategic investments	~~RMB17,886~~ RMB19,123,808
Provision for investment impairment	~~RMB66,284,430~~ RMB59,310,109

Total Net Loss	~~RMB83,763,410~~ RMB99,159,920

Although DouYu Yule had a total net loss for the period, its operating revenues of approximately ~~RMB389,397,473~~ RMB376,518,743 greatly outweigh its income from potential Relevant Securities of approximately ~~RMB2,955,616~~ RMB5,299,726. It is clear that DouYu Yule’s large operating revenues are the main component of DouYu Yule’s total net loss amount because without such revenues, the Company would have had a much greater net loss of ~~RMB473,160,883~~ RMB475,678,663 as opposed to ~~RMB83,763,410~~ RMB99,159,920. As such, more than 55% of DouYu Yule’s total net loss is derived from its operating activities (which generated more than ~~96~~ 98% of its total revenues), and therefore DouYu Yule satisfies the income test under Rule 3a-1. This result is supported by the Staff’s view that the intent of the Rule 3a-1 income test is to “focus on activities that generate revenue for the company.”~~11~~12 Consistent with the Staff’s view in DRX, measuring only DouYu Yule’s income from potential Relevant Securities relative to its total net loss after taxes, without taking into account its revenues from operating activities, does not provide a full picture of DouYu Yule’s day-to-day activities and sources of income. The Staff has stated that rather than require a “mechanical application” of the Rule 3a-1 income test, “we believe that the Commission’s intent was to focus on activities that generate revenue for the company. Whether the net result is positive or negative, the purpose is to review the company’s day-to-day activities by looking at its sources of income.”~~12~~13 In comparing the amount of revenues generated by DouYu Yule in operating its operating business, as compared to the amount of income from potential Relevant Securities, it is clear that DouYu Yule’s day-to-day activities are primarily related to operating its operating business as opposed to investing in Relevant Securities. This position is further supported by the fact that DouYu Yule had significant operating expenses amounting to approximately ~~RMB421,207,525~~ RMB408,731,690. for that period, which was a major contributor to DouYu Yule’s resulting total net loss amount and demonstrates that DouYu Yule’s day-to-day activities are dominated by its operating activities as opposed to investing in Relevant Securities. As such, DouYu Yule satisfies the income test under Rule 3a-1.~~13~~14

~~11~~12 Id.

~~12~~13 Id..

~~13~~14 Alternatively, even if DouYu Yule did not meet the requirements of the Rule 3a-1 income test, DouYu Yule satisfies the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C). On an unconsolidated basis, as of ~~June~~ September 30, 2023, at least 60% of the value of DouYu Yule’s total assets (exclusive of U.S. government securities and cash items) consists of trade receivables (including trade receivables due from related parties); prepayments; property and equipment; right-of-use assets; intangible assets that are not securities, and contractual rights to receive substantially all of the economic benefits of the VIEs. As discussed below, DouYu Yule’s contractual arrangements with respect to the VIEs are not treated as securities, and therefore are not investment securities for purposes of the 40% Test under Section 3(a)(2). Furthermore, DouYu Yule is not an investment company under Section 3(b)(1), based on the analysis of the Tonopah Mining factors described in our discussion of Section 3(a)(1)(A) above.

Outlined below is a discussion regarding the treatment of the VIEs under the Rule 3a-1 assets and income tests as applied to DouYu Yule:

DouYu Yule does not treat its interests in the VIEs as securities for purposes of Rule 3a-1 based on the test described in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), as discussed in greater detail in our response to comment 8 below. Alternatively, even if DouYu Yule’s contractual arrangements with respect to the VIEs were considered securities under the Howey test, such contractual arrangements would be excluded from the calculation of assets and income derived from securities under Rule 3a-1(a)(4) because, as discussed below, each VIE (a) is primarily controlled by DouYu Yule and (b) is not an investment company.~~14~~15

With respect to primary control, under the definition of “control” in Section 2(a)(9) of the Investment Company Act, a person who beneficially owns more than 25% of the voting securities of a company is presumed to control such company. Although DouYu Yule does not technically own of record any voting securities of the VIEs, 100% of the voting securities of each VIE are pledged to DouYu Yule and DouYu Yule has the power to vote, under an irrevocable power of attorney granted to DouYu Yule, 100% of the voting securities of each VIE. In addition, DouYu Yule has been granted an exclusive option to purchase 100% of the voting securities of each VIE, and is the beneficiary of all of the economic benefit of owning such securities. As such, DouYu Yule beneficially owns 100% of each VIE’s voting securities and controls it. Further, DouYu Yule primarily controls each VIE as the foregoing arrangements apply to 100% of the voting securities of each VIE and thus no other person has the ability to exercise the same level of control as DouYu Yule.

The VIEs are not investment companies under the Investment Company Act because they are each primarily engaged in the business of developing and operating interactive online gaming and entertainment livestreaming business platforms, and therefore, based on the Tonopah Mining factors discussed above, are not investment companies under Section 3(a)(1)(A). In addition, as discussed below:

o	Wuhan Douyu does not fall within the 40% Test and therefore is not an investment company under Section 3(a)(1)(C). On an unconsolidated basis, as of ~~June~~ September 30, 2023, the value of Wuhan Douyu’s total assets (exclusive of U.S. government securities and cash items) amounted to approximately ~~RMB1,365,130,807~~ RMB1,214,305,653. On an unconsolidated basis, as of ~~June~~ September 30, 2023, the value of Wuhan Douyu’s trade receivables (including trade receivables due from related parties), property and equipment, right of use assets, prepaid expenses and intangible assets that are not securities amounted to approximately ~~RMB866,117,353~~ RMB855,691,845 or ~~63~~ 70% of its total unconsolidated assets (exclusive of U.S. government securities and cash items).~~[15]~~[16] Thus, Wuhan Douyu does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

~~14~~15 In addition, DouYu Yule engages in the business of online gaming and entertainment livestreaming through the VIEs, as discussed above, which satisfies Rule 3a-1(a)(4)(ii).

~~15~~16 Please see footnote ~~7~~ 8, as well as our response to comments 6 and 9 ~~below~~ in our September Response for a discussion of the legal basis for our treatment of these assets as operating assets and not securities.

o	Wuhan Ouyue is not an investment company under Section 3(b)(1). As outlined in our discussion of Section 3(a)(1)(A) and the Tonopah Mining factors above, the historical development, public representation of policy, activities of officers and directors, and sources of income factors with respect to Wuhan Ouyue demonstrate that it is primarily engaged in the online interactive gaming and entertainment livestreaming business, and not in the business of investing, reinvesting, owning, holding or trading in securities. In terms of the assets factor, on an unconsolidated basis as of ~~June~~ September 30, 2023, the value of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) amounted to approximately ~~RMB1,950,820,672~~ RMB1,986,336,341. On an unconsolidated basis, as of ~~June~~ September 30, 2023, the only potential investment securities held by Wuhan Ouyue (other than the Nominee Shareholding (as defined below)) were long-term bank time deposits and related receivables, which constituted less than ~~1~~ 7% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items).

Wuhan Ouyue also owns 100% of the limited partner interests in Beijing Fengye Equity Center (“Beijing Fengye”), whose only asset is a 13% equity interest in Wuhan Douyu held as a nominee shareholder only, with no economic or voting rights (“Nominee Shareholding”). Wuhan Ouyue owns Beijing Fengye and the underlying Nominee Shareholding solely due to a corporate restructuring of the Company, and not for investment purposes. Indeed, neither Beijing Fengye nor Wuhan Ouyue is entitled to receive any of the economic benefits, or exercise any voting rights, with respect to the Wuhan Douyu shares held as nominee. Ownership of Beijing Fengye (including the underlying Nominee Shareholding) was transferred to Wuhan Ouyue in connection with the restructuring of Wuhan DouYu and Company prior to its IPO. At that time, like the other nominee shareholders of Wuhan DouYu, Beijing Fengye entered into the VIE contractual arrangements described above to transfer 100% of the voting rights and 100% of the economic benefits with respect to the Nominee Shareholding to DouYu Yule. The book value of the Nominee Shareholding (held through Beijing Fengye) constitutes approximately ~~65~~ 63% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items). Although it is not clear that the Nominee Shareholding should be treated as a security for purposes of Section 3(a)(1) or Rule 3a-1, given that it conveys neither economic nor voting rights, to be conservative the Company has assumed for purposes of this analysis that they would be so treated. Nonetheless, in applying Rule 3a-1 to DouYu Yule, for purposes of determining whether DouYu Yule’s contractual arrangements with respect to Wuhan Ouyue (assuming they are securities, which they are not) can be excluded from the calculation of assets and income derived from securities under Rule 3a-1(a)(4), the Company does not treat Wuhan Ouyue as an investment company. Although the book value of the Nominee Shareholding (held through Beijing Fengye) constitutes a substantial percentage of Wuhan Ouyue’s total assets, the Nominee Shareholding is a nominee holding only, with no economic or voting rights, and therefore does not implicate any investment company activities for either Wuhan Ouyue or DouYu Yule. As noted above, any one of the Tonopah Mining factors is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”~~16~~17 In light of Wuhan Ouyue’s operating activities and its portfolio of potential investment securities, which consists solely of a minimal amount of long-term bank deposits and the Nominee Shareholding with no economic benefits or voting rights, reasonable investors are not likely to be induced to view Wuhan Ouyue as a mutual fund, as opposed to an operating enterprise. As such, under the guidance provided in Tonopah Mining and National Presto, Wuhan Ouyue is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore is not an investment company under Section 3(b)(1).

~~16~~17 SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

This approach is consistent with the Commission’s intent regarding the provision in Rule 3a-1 that requires an excluded primarily controlled company not to be an investment company. The Commission stated in the proposing release for Rule 3a-1: “The proposed rule also would require that the controlled company not be an investment company. This requirement – which is comparable to the requirement in [Section 3(a)(2)] relating to majority-owned subsidiaries – prevents a company from avoiding the [Investment Company Act] by merely carrying on its investment company activities through a controlled company.” Release 10937, at n.32. As Wuhan Ouyue’s only potential investment securities are a minimal amount of long-term deposits and the Nominee Shareholding with no economic or voting rights, it is clear that DouYu Yule is not carrying on an investment company business through Wuhan Ouyue. Indeed, it would be an odd result for the Nominee Shareholding in Wuhan DouYu to cause DouYu Yule to be considered an investment company under Rule 3a-1, when DouYu Yule controls 100% of Wuhan Douyu and, as discussed above, conducts its operating business through Wuhan Douyu.

Based on these facts, it is clear that each VIE is primarily controlled by the Company and is not an investment company, and therefore under Rule 3a-1(a)(4), DouYu Yule’s contractual arrangements with respect to each VIE would be excluded from the calculation of DouYu Yule’s assets and income derived from securities, even if DouYu Yule’s interests in the VIEs were deemed to be securities (which they are not).

(b)  Not Primarily Engaged, and Not Holding Itself Out as Primarily Engaged, in the Business of an Investment Company. As discussed in our Section 3(a)(1)(A) analysis above, DouYu Yule is primarily engaged in the business of developing and operating interactive online gaming and entertainment livestreaming business platforms. and holds itself out as such, and does not propose to engage primarily in the business of investing, reinvesting or trading in securities.

(c)  Not in the Business of Issuing Face-Amount Certificates. DouYu Yule has not issued, and does not propose to issue, any face-amount certificates of the installment type.

(d)  Not a Special Situation Investment Company. A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.~~17~~18 As of the date of this submission, DouYu Yule operates its business through several wholly-owned subsidiaries noted in the corporate structure chart included in its Form 20-F, and contractual arrangements with respect to the VIEs, for the purpose of operating DouYu Yule’s business through such entities, and not with a view to sell such businesses. As discussed in our Section 3(a)(1)(A) analysis above, DouYu Yule has also made strategic investments in participants across the value chain in related industries, such as content producers and eSports teams, for the purpose of building supply chain relationships, collaborations and access to exclusive content to support its online interactive gaming and entertainment livestreaming business. The primary purpose of DouYu Yule’s strategic investments is to maintain collaborative relationships in the industry, and to keep current with technological developments and trends among users, which are key to DouYu’s success in the gaming and entertainment livestreaming business.~~18~~19 DouYu Yule started making such strategic investments in 2018 and has not disposed of such investments. Thus, DouYu Yule is not engaged, and does not propose to engage, in acquiring control of any other company to profit on the future sale of that company, and therefore is not a special situation investment company.

~~17~~18 Release 10937.

~~18~~19 As noted in the discussion above regarding DouYu Yule and the Rule 3a-1 assets and income test, such strategic investments, together with DouYu Yule’s long term bank time deposits maturing in over one year, amounted to a very small portion (approximately ~~11~~ 10%) of DouYu Yule’s total assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries.

Based on these facts, it is clear that DouYu Yule satisfies the elements of Rule 3a-1 and therefore is not an investment company. As such, as discussed above, DouYu Hong Kong, DouYu Network and the Company are not investment companies under Section 3(a)(1)(C).

Regarding the Section 3(a)(1)(C) analysis of DouYu Yule’s wholly-owned subsidiaries, Yuxing Tianxia and Yuyin Raoliang, each such subsidiary is not an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of its total unconsolidated assets (exclusive of cash items and U.S. government securities) consists of investment securities. Each of Yuxing Tianxia’s and Yuyin Raoliang’s assets (exclusive of cash items and U.S. government securities) consists primarily of property and equipment, and value-added tax (“VAT”) recoverables and each does not own any investment securities. Therefore, Yuxing Tianxia and Yuyin Riaoliang are not investment companies under Section 3(a)(1)(C) of the Investment Company Act.

5.	We note from your response to prior comment 13 that you treat “short-term deposits” with maturities of one year or less as cash items in the context of your section 3(a)(1)(C) analysis. Please address the following:

• Provide a detailed legal analysis of why such “short-term deposits” should be treated as cash items under section 3(a)(1)(C) and, to the extent applicable, Rule 3a-1 in light of (i) the 1982 amendments to the definition of security (see, e.g., Public Law 97-303, 96 Stat. 1409 (October 13, 1982) and associated Senate report) and (ii) Revisions to Rules Regulating Money Market Funds, SEC Release Nos. 33-6882 and IC-18005 (February 20, 1991) (see, e.g., section II.B.1.c and fn. 28). In your response, be sure to address section 3(a)(1)(C) and, to the extent applicable, Rule 3a-1, separately.

For purposes of the 40% Test, as applied to the Company and each of its subsidiaries, the Company treats as cash items: (a) “Cash and cash equivalents” which consist entirely of cash held in bank demand deposits and (b) for the reasons discussed below, “Short-term deposits” which consist entirely of bank time deposits with a maturity of one year or less that were acquired and can be liquidated to support the Company’s operating business. Although the Investment Company Act does not explicitly define “cash items,” the Commission noted that for purposes of determining compliance under Rule 3a-1, the term broadly encompasses certain cash items, including bank demand deposits.~~19~~20 With respect to bank time deposits, the Commission stated that certificates of deposits and time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such instruments are “purchased as an integral part of an operating business.”~~20~~21 For example, in the context of an entity whose only business activity is investing in certificates of deposit, with no other operating business, the Commission staff has taken the position that such certificates of deposit are investment securities for purposes of determining the entity’s status as an investment company.~~21~~22 In the Company’s case however, the Company is primarily engaged in the operating business described above, and deposits its excess cash in bank time deposits as an integral part of such operating business (i.e., serving the Company’s need for liquid assets to support its business of providing interactive gaming and entertainment livestream platforms). Furthermore, the Company treats as cash items only those bank deposits with maturities of one year or less, in line with the SEC v. Fifth Avenue Coach Lines case cited by the Commission in Release 10937. In such case, the court treated a certificate of deposit and a time deposit with maturity dates of ninety days and six months, respectively, as cash items, but treated a time deposit that matured in over one year as an investment security.~~22~~23

~~19~~20 Release 10937, at n.29.

~~20~~21 Release 10937, at n.29. The Commission clarified that whether certificates of deposits are to be treated as cash items or investment securities under Rule 3a-1 depends on:

. . . the purpose for which such interests are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the company’s other assets, and any other “special circumstances.” See, SEC v. Fifth Avenue Coach Lines, [289 F. Supp. 3 (1968)] at 31. For example, certificates of deposit purchased as an integral part of an operating business — such as during a transition between lines of business or as a result of seasonal liquidity requirements — may be treated as cash items. When it cannot be shown conclusively that the operating business requires substantial liquid assets, however, such deposits may be considered investment securities for purposes of section 3(a)(3).

Release 10937, at n.4.

~~21~~22 Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (Sept. 20, 1982).

~~22~~23 SEC v. Fifth Avenue Coach Lines, 289 F. Supp. 3 at 31 and n.16 (1968).

The Company acknowledges that in the 1982 amendment to the definition of “security” under the Investment Company Act, the discussion in the associated Senate report, as well as Release 18005 from 1991,~~23~~24 indicate that bank certificates of deposit can be securities for Investment Company Act purposes. Nonetheless, that bank certificates of deposits may be securities is not dispositive of whether they may also be treated as cash items for purposes of Section 3(a)(1) and Rule 3a-1. As the Staff has recognized, a security may still be a cash item,~~24~~25 and, moreover, even an instrument expressly included in the Section 2(a)(36) definition of “security” would not be a security if, as provided by Section 2(a), the “context otherwise requires.”

In this case, there is no indication that either Congress, in enacting the 1982 amendment, or the Commission in adopting Release 18005, intended to change the Commission’s existing position in Release 10937 of the circumstances in which a bank time deposit may be treated as a cash item for purposes of Section 3(a)(1) and Rule 3a-1. Although Congress enacted the 1982 amendment several years after the Commission’s guidance in Release 10937, and many years after Fifth Avenue Coach Lines, Congress took no action to amend the Investment Company Act to further clarify that bank time deposits may not be treated as cash items, nor does the associated Senate report express such a view. In addition, in the discussion of bank time deposits in Release 18005, the Commission did not seek to retract or amend its existing position in Release 10937. Indeed, it continues to be a well-established principle that such position, i.e., that bank time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such time deposits were “purchased as an integral part of an operating business,”~~25~~26 still applies notwithstanding the 1982 amendment and Release 18005. The leading treatise on status determination under the Investment Company Act, in its updated 2003 edition published many years after the 1982 amendment and Release 18005, continues to describe the Commission’s existing position in Release 10937 as the current authority on this topic.~~26~~27

~~23~~24 Revisions to Rules Regulating Money Market Funds, SEC Release No. 18005 (Feb. 20, 1991).

~~24~~25 Wilkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

~~25~~26 Release 10937, at n.4.

~~26~~27 See Rosenblum, Investment Company Determination under the 1940 Act: Exemptions and Exceptions, at Section 2.3: “Although the Commission and Staff take the position that a certificate of deposit may be a security under the 1940 Act, they do not take the position that all certificates of deposit are securities under that Act. . . . Thus, a certificate of deposit held by an operating company for business purposes may not be a security.” (discussing the factors set out in Release 10937).

Further, the Staff’s determination in the International Venture Finance no-action letter, which was cited in footnote 28 (referenced in the Staff’s comment above) of Release 18005, was consistent with, and did not indicate any retraction of, the Commission’s existing position in Release 10937. In such no-action letter, the Staff determined that the venture capital lending corporation in question was an investment company because it proposed to “engage primarily in the business of investing and reinvesting in [certificates of deposit]” and presumably did not purchase such certificates of deposits as an integral part of an operating business.~~27~~28 Moreover, the certificates of deposit in question all had maturities of at least five years,~~28~~29 which under the analysis in Release 10937 and Fifth Avenue Coach Lines would generally not be treated as cash items. The Staff’s determination in that case, therefore, is consistent with the Commission’s existing position in Release 10937, and the venture capital lending corporation is distinguishable from the Company in that the Company, as discussed above,~~29~~30 is primarily engaged in operating an online gaming and entertainment livestreaming business, and deposits its excess cash in short-term deposits as an integral part of its operating business, and is not primarily engaged in the business of investing and reinvesting in bank deposits.

Furthermore, as noted above, in a no-action letter issued after the 1982 amendments and Release 18005, the Staff took the position that certain instruments (e.g., money market funds) can be treated as cash items for purposes of the 40% Test and Rule 3a-1 tests even though such instruments are also securities.~~30~~31 In the case of money market fund shares, the Staff clarified that a company’s holdings of such instruments “—even though they are securities—usually are not determinative of an investment company business, because money market fund shares generally are equivalent to cash items.” The Staff noted its belief that treating money market fund shares as cash items “provides operating companies with appropriate flexibility in managing their cash holdings.”~~31~~32 The Staff’s discussion in this no-action letter further demonstrates that whether bank time deposits are securities does not preclude them from being treated as cash items for purposes of Section 3(a)(1) and Rule 3a-1. As such, treating the Company’s short-term deposits as cash items, based on the surrounding facts and circumstances discussed in our prior response and the additional discussion below, is consistent with and is not altered by the 1982 amendments and Release 18005.

~~27~~28 International Venture Finance, SEC No-Action Letter (June 2, 1983).

~~28~~29 International Venture Finance, SEC No-Action Letter (incoming letter dated March 9, 1983) (stating that the maturity dates of the certificates of deposit in question would be the same as the redemption dates of the associated series of preferred stock being issued by the issuer, which had redemption dates from 5 – 15 years from issuance).

~~29~~30 Please see our discussion of the Tonopah Mining factors in our response to comment 4 above.

~~30~~31 Wilkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

~~31~~32 Id.

The Company notes that in such no-action letter, the Staff treats the analysis of cash items and exclusion from the definition of “investment securities” under the 40% Test the same as the analysis of cash items and exclusion from the calculation of assets and income derived from securities under Rule 3a-1. Similarly, in the discussion in Release 10937 regarding the analysis of bank time deposits as cash items for purposes of compliance with the assets and income tests under Rule 3a-1, the Commission referred to its analysis of cash items under the 40% Test, which as discussed above depends on the surrounding facts and circumstances to determine whether such deposits are “purchased as an integral part of an operating business.”~~32~~33 Therefore, the Company believes that the analysis of bank time deposits is the same under the 40% Test and Rule 3a-1.

• While we note your statement that the “short-term deposits” were made for working capital purposes, explain in additional detail whether, and to what extent, the company and its subsidiaries have or had any investment intent with respect to the “short-term deposits” (see Investment Company Act Release No. 10937 (Nov. 13, 1979) and the factors referenced in fn. 4 and 29).

The Company holds excess cash in short-term bank deposits as a temporary measure to meet the cash needs of its onshore and offshore operations, and does not hold such deposits with investment intent. In terms of the factors referenced in footnotes 4 and 29 of Release 10937:

•	Purpose of holding short-term deposits -- The Company’s operating business is cash-heavy in nature, and the Company holds sizable amounts of short-term deposits that can be converted to cash quickly in order to meet the ongoing liquid cash needs of its operations such as: capital expenditures for the purchase of intangible assets (e.g., agency contract rights, computer software, and plant and equipment such as servers and computers), revenue sharing costs (e.g., payments to streamers and talent agencies when viewers send virtual gifts to a streamer) and content cost (e.g., sign-up bonuses to top exclusive streamers, monthly payments based on the streamers’ performance matrix, purchases of content rights, and investments in generating self-produced content). The Company also needs sizable short-term deposits that can be easily converted to liquid cash and distributed to its various onshore and offshore operations to execute its business strategies and plans for geographic expansion.

•	Circumstances under which short-term deposits were acquired – As a result of its U.S. initial public offering in July 2019, the Company had significant amounts of excess cash from its US dollar offering proceeds, which the Company deposited in short-term deposits for the purposes described above.

•	Length of the time short-term deposits are held – The Company’s short-term deposits have a maturity of one year or less. As described above, the purpose of holding such deposits is to meet the Company’s ongoing liquid cash needs, so the Company generally holds such deposits on a short-term basis.

•	Amount of short-term deposits held in comparison to other assets – On the Company’s consolidated balance sheet as of ~~June~~ September 30, 2023, short-term deposits were approximately ~~23~~ 28% of the Company’s total assets.

Based on the factors above, it is clear that the Company’s operating business has substantial cash needs and that the Company holds its short-term deposits as an integral part of its operating business, and not for investment purposes. As such, the Company’s short-term deposits are consistent with the types of deposits that may be treated as cash items for purposes of the Investment Company Act as described in footnotes 4 and 29 of Investment Company Act Release No. 10937.

• Recalculate all relevant calculations in your responses as of June 30, 2023 and also under the assumption that such “short-term deposits” are not cash items.

~~32~~33 Release 10937, at n.28 and n.4.

As discussed below, assuming that short-term deposits are not treated as cash items, the status of the Company (and the status of DouYu Network, DouYu Hong Kong and DouYu Yule) under Section 3(a)(1)(A) and 3(a)(1)(C) would not change. Such assumption would potentially change the basis for the analysis of the VIEs, as discussed in greater detail below. However such change would not impact the ultimate status of DouYu Yule, DouYu Hong Kong, DouYu Network or the Company under the Investment Company Act.

Analysis under Section 3(a)(1)(A) assuming short-term deposits are not cash items:

The Company respectfully submits that, assuming that short-term deposits are not cash items, the Section 3(a)(1)(A) analysis discussed in our response to comment 4 above remains the same, with the following modifications:

A. The Company - modifications

•	As noted in footnote 3 above, the Company owns strategic investments, including the investment in Nanshan Stellar, through its wholly-owned subsidiary, DouYu Investment Limited. As DouYu Investment Limited’s only assets are the Company’s strategic investments, the Company has treated its interest in DouYu Investment Limited as an investment security for purposes of this analysis. As of ~~June~~ September 30, 2023, the Company’s interest in DouYu Investment Limited amounts to approximately ~~RMB149,749,633~~ RMB183,694,856 or 2% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) which amounts to approximately ~~RMB7,376,939,388~~ RMB7,615,539,421.

•	In terms of the assets factor, as discussed below, the Company is not an investment company under the 40% Test, even if short term deposits are not treated as cash items. The Company satisfies the 40% Test on this basis, counting its interest in one of the Immaterial Subsidiaries, Betta Fish Inc. (“Betta Fish”) (in addition to its interest in DouYu Network as described in our response to comment 4 above) as an operating asset and not an investment security. As discussed in greater detail below, Betta Fish is a qualifying majority-owned subsidiary of the Company because it is primarily engaged (through its majority-owned subsidiary) in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms in Japan and similarly passes the 40% Test. Thus the composition of the Company’s assets continues to demonstrate that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

•	In terms of the sources of the Company’s present income, the Company’s net income after taxes of approximately ~~RMB105,906,074~~ RMB152,656,981 for the past four fiscal quarters combined, consolidated with its wholly-owned subsidiaries, was mainly driven by large operating revenues of approximately ~~RMB500,303,714~~ RMB472,372,887, other operating income of approximately ~~RMB48,100,838~~ RMB28,309,562 and operating expenses of approximately ~~RMB620,644,747~~ RMB578,432,709. For that period, interest income amounting to approximately ~~RMB34,946,661~~ RMB28,722,809 was attributable to bank demand deposits (which, as discussed above, the Company treats as cash items for purposes of 40% Test). Interest income amounting to approximately ~~RMB146,908,509~~ RMB196,967,037 for that period was attributable to short-term bank deposits maturing in one year or less. The only other income from potential investment securities for that time period were: (a) interest income amounting to approximately ~~RMB2,955,616~~ RMB5,299,726 attributable to long-term bank deposits maturing in more than one year and (b) approximately ~~RMB62,959,494~~ RMB62,443,975 of income attributable to the Company’s strategic investments. Such amounts, including interest income from short-term bank deposits, are outweighed by the large amounts of operating revenues and operating expenses for that period and thus, the primary contributors to the Company’s net income continues to demonstrate that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that DouYu is not primarily engaged in the business of investing, reinvesting or trading in securities, even if short-term deposits are not treated as cash items. DouYu is thus primarily engaged in the online interactive gaming and entertainment livestreaming business, and is not an investment company under Section 3(a)(1)(A).

B. Significant Subsidiaries and VIEs - modifications

•	In terms of the assets factor, as discussed below, the Company’s significant subsidiaries are not deemed to be investment companies under Section 3(a)(1)(C), even if short-term deposits are not treated as cash items. Thus the composition of such subsidiaries’ assets continues to demonstrate that such subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities. For Wuhan Douyu and Wuhan Ouyue, please see our analysis under Section 3(b)(1) in the Section 3(a)(1)(C) discussion below, assuming that short-term deposits are not treated as cash items.

•	The sources of the Company’s Material Entities’ net income (assuming short-term deposits are not treated as cash items) also demonstrates that such Material Entities are not primarily engaged in the business of investing, reinvesting or trading in securities.

o	DouYu Network, DouYu Hong Kong and Gogo Glocal – For the past four fiscal quarters combined, on an unconsolidated basis, each of DouYu Network, DouYu Hong Kong and Gogo Glocal did not have any interest income (other than minimal amounts of interest from bank demand deposits) or income from investment securities.

o	DOYU, DOYU Sub, Yuxing Tianxia and Yuyin Raoliang – For the past four fiscal quarters combined, on an unconsolidated basis, each of DOYU, DOYU Sub, Yuxing Tianxia and Yuyin Raoliang did not have any interest income (other than minimal amounts of interest from bank demand deposits) or income from investment securities.

o	DouYu Yule – Regarding DouYu Yule, as discussed below, DouYu Yule satisfies the income test under Rule 3a-1 under the Investment Company Act, which also demonstrates that DouYu Yule is not primarily engaged in the business of investing, reinvesting or trading in securities.

o	Wuhan Douyu – For the past four fiscal quarters combined, on an unconsolidated basis, Wuhan Douyu had total net loss of approximately ~~RMB61,114,664~~ RMB32,149,754. Contributing to Wuhan Douyu’s total net loss was approximately ~~RMB3,801,554~~ RMB5,058,329 of operating revenue and other operating income, ~~RMB841,993~~ RMB649,963 of interest income from bank demand deposits and ~~RMB12,418,350~~ RMB13,040,073 of interest income from short-term bank time deposits maturing in one year or less. The only other income derived from potential investment securities for that period consisted of ~~RMB2,734,509~~ RMB2,177,509 of interest income from long-term bank time deposits~~.~~ and RMB5,291,926 of gain from strategic investments.[34] The income amount from long-term bank time deposits and strategic investments, together with ~~RMB12,418,350~~ RMB13,040,073 of interest income from short-term bank time deposits, is greater than Wuhan Douyu’s operating revenues, other operating income and interest income from bank demand deposits. However, even assuming that short-term bank deposits are not treated as cash items, Wuhan Douyu’s total net loss for this period was mainly driven by large expenses relating to its operating business, which together amounted to approximately ~~RMB27,079,286~~ RMB27,221,165. In addition, such short-term bank deposits are held by Wuhan Douyu for use in its operating business, and not for investment purposes. Whether such short-term deposits are treated as cash items for Investment Company Act purposes or not does not change the fundamental nature of Wuhan Douyu’s primary engagement as an operating company, and would not change a reasonable investor’s perception of Wuhan Douyu as an operating company rather than “a competitor with a closed-end mutual fund.”~~[33]~~[35] Thus, although Wuhan Douyu did not generate large revenues for the period, its large operating expenses, in addition to the other Tonopah Mining factors discussed above, demonstrate that Wuhan Douyu is primarily engaged in the business of online interactive gaming and entertainment livestreaming, and not investing, reinvesting or trading in securities.

34 Please see footnote 5 above for our discussion of Wuhan Douyu’s gain from its strategic investment in the Livestream Business.

~~33~~35 SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

o	Wuhan Ouyue -- For the past four fiscal quarters combined, on an unconsolidated basis, Wuhan Ouyue had total net loss of approximately ~~RMB5,168,640~~ RMB4,538,544. Contributing to Wuhan Ouyue’s total net loss was approximately ~~RMB6,243,615,442~~ RMB5,725,786,790 of operating revenues, ~~RMB40,504,298~~ RMB32,656,980 of other operating income, ~~RMB834,220~~ RMB1,381,184 of interest income from bank demand deposits and ~~RMB9,337,918~~ RMB8,927,141 of interest income from short-term bank time deposits maturing in one year or less. The only other income derived from potential investment securities for that period consisted of ~~RMB355,000~~ RMB564,260 of interest income from long-term bank time deposits, which together with ~~RMB9,337,918~~ RMB8,927,141 of interest income from short-term bank time deposits, was outweighed by Wuhan Ouyue’s operating revenues, other operating income and interest income from bank demand deposits, which together amounted to approximately ~~RMB6,284,953,960~~ RMB5,759,824,953. Furthermore, Wuhan Ouyue’s total net loss for this period was mainly driven by large expenses relating to its operating business, which together amounted to ~~RMB6,299,685,338~~ RMB5,774,069,433.

Thus the primary contributors to the Company’s Material Entities’ net income demonstrate that they are not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that the Company’s Material Entities are not primarily engaged in the business of investing, reinvesting or trading in securities, even if short-term deposits are not treated as cash items. Such Material Entities are primarily engaged in the online interactive gaming and entertainment livestreaming business, and therefore are not investment companies under Section 3(a)(1)(A).

Analysis under Section 3(a)(1)(C) assuming short-term deposits are not cash items:

The Company respectfully submits that the Section 3(a)(1)(C) analysis discussed in our response to comment 4 above remains the same assuming that short-term deposits are not cash items, with the following modifications:

A. The Company - modifications

•	On an unconsolidated basis, as of ~~June~~ September 30, 2023, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) consists of its interest in DouYu Network and Betta Fish, its majority-owned subsidiaries.

o	DouYu Network is a qualifying majority-owned subsidiary for purposes of the 40% Test because DouYu Network is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, for the same reasons discussed in our response to comment 4 above (and as modified by the discussion of Significant Subsidiaries and VIEs below), is not an investment company under Section 3(a)(1)(C) of the Investment Company Act.

o	Betta Fish is a qualifying majority-owned subsidiary for purposes of the 40% Test because Betta Fish is primarily engaged (through its majority-owned subsidiary) in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms in Japan and is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of ~~June~~ September 30, 2023, at least 60% of the value of Betta Fish’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) consists of its interest in Betta Fish Hong Kong Limited, its majority-owned subsidiary. Betta Fish Hong Kong Limited is a qualifying majority-owned subsidiary for purposes of the 40% Test because Betta Fish Hong Kong Limited is primarily engaged (through its majority-owned subsidiary) in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms in Japan and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, Betta Fish does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

o	Betta Fish Hong Kong Limited is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of ~~June~~ September 30, 2023, at least 60% of the value of Betta Fish Hong Kong Limited’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) consists of its interest in DouYu Japan Inc., its majority-owned subsidiary. DouYu Japan Inc. is a qualifying majority-owned subsidiary for purposes of the 40% Test because DouYu Japan Inc. is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms in Japan and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, Betta Fish Hong Kong Limited does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

o	DouYu Japan Inc. is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of ~~June~~ September 30, 2023, at least 60% of the value of DouYu Japan Inc’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) consists of: trade receivables, prepaid expenses, property and equipment, right of use assets and intangible assets that are not securities. Thus, DouYu Japan Inc. does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

As such, the Company does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

B. Significant Subsidiaries and VIEs - modifications

•	DOYU Sub -- DOYU Sub is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of ~~June~~ September 30, 2023, the value of DOYU Sub’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) amounted to approximately ~~RMB16,817,134~~ RMB15,883,081. On an unconsolidated basis, as of ~~June~~ September 30, 2023, the value of DOYU Sub’s trade receivables (including trade receivables due from related parties), property and equipment, and right of use assets amounted to approximately ~~RMB16,606,660~~ RMB15,627,963 or ~~99~~ 98% of its total unconsolidated assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits). Thus, the DOYU Sub does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

•	DouYu Yule -- As of ~~June~~ September 30, 2023, DouYu Yule did not hold any short-term deposits, and the analysis under the Rule 3a-1 assets and income tests as discussed in our response to comment 4 above would not be altered if short-term deposits are not treated as cash items, except as noted below with respect to the analysis of the VIEs. DouYu Yule therefore is deemed not to be an investment company under the Investment Company Act on this basis.

o	Wuhan Douyu -- On an unconsolidated basis, as of ~~June~~ September 30, 2023, the value of Wuhan Douyu’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) amounted to approximately ~~RMB1,615,130,807~~ RMB1,514,305,653. On an unconsolidated basis, as of ~~June~~ September 30, 2023, the value of Wuhan Douyu’s trade receivables (including trade receivables due from related parties), property and equipment, right of use assets, prepaid expenses and intangible assets that are not securities amounted to approximately ~~RMB866,117,353~~ RMB855,691,845 or ~~54~~ 57% of its total unconsolidated assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits). Assuming, for purposes of the Staff’s comment 5, that short-term deposits are not treated as cash items and are investment securities, Wuhan DouYu may not satisfy the 40% Test. However, even assuming that short-term bank deposits are not treated as cash items, Wuhan Douyu holds such short-term deposits for use in its operating business, and not for investment purposes. Whether such short-term deposits are treated as cash items for Investment Company Act purposes or not does not change the fundamental nature of Wuhan Douyu’s primary engagement as an operating company, and would not change a reasonable investor’s perception of Wuhan Douyu as an operating company rather than “a competitor with a closed-end mutual fund.”~~[34]~~[36] Thus, based on the Tonopah Mining factors discussed in our Section 3(a)(1)(A) analysis above, Wuhan Douyu is not an investment company under Section 3(b)(1). As such, the Rule 3a-1 analysis of DouYu Yule (and thus, the 40% Test analysis of the Company) would not be impacted because, for the reasons discussed in our response to comment 8 below, the contractual arrangements with respect to Wuhan DouYu are not considered securities under the Howey test. Furthermore, even if such contractual arrangements are considered securities under the Howey test, Wuhan DouYu is primarily controlled by DouYu Yule (for the reasons discussed in our ~~response to~~ September Response to the staff’s prior comment 8 ~~below~~), and is not an investment company under Section 3(b)(1), and therefore would not be a Relevant Security under Rule 3a-1(a)(4) for purposes of DouYu Yule’s Rule 3a-1 analysis.

~~34~~36  SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

o	Wuhan Ouyue -- On an unconsolidated basis, as of ~~June~~ September 30, 2023, the value of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits) amounted to approximately ~~RMB2,200,820,672~~ RMB2,226,336,341. On an unconsolidated basis, as of ~~June~~ September 30, 2023, Wuhan Ouyue held short-term deposits of ~~RMB250,000,000~~ RMB240,000,000 which, together with Wuhan Ouyue’s potential investment securities (other than the Nominee Shareholding), i.e., long-term bank time deposits, constituted approximately ~~12~~ 17% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits). As discussed in our prior response to comment 4 above, Wuhan Ouyue also owns the Nominee Shareholding, through Beijing Fengye, which, on a book value basis, constitutes approximately ~~58~~ 57% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding short-term deposits). Even assuming that short-term deposits are not treated as cash items, however, the analysis of Wuhan Ouyue under Section 3(b)(1) as discussed in our response to comment 4 above would not change. Wuhan Ouyue holds such short-term deposits for use in its operating business, and not for investment purposes. Whether such short-term deposits are treated as cash items for Investment Company Act purposes or not does not change the fundamental nature of Wuhan Ouyue’s primary engagement as an operating company, and would not change a reasonable investor’s perception of Wuhan Ouyue as an operating company rather than “a competitor with a closed-end mutual fund.”~~[35]~~[37] Thus, based on the Tonopah Mining factors discussed in our Section 3(a)(1)(A) analysis above, Wuhan Ouyue is not an investment company under Section 3(b)(1), even if short-term deposits are not treated as cash items. As such, the Rule 3a-1 analysis of DouYu Yule (and thus, the 40% Test analysis of the Company) would not be impacted because, for the reasons discussed in our ~~response to~~ September Response to the staff’s prior comment 8 ~~below~~, the contractual arrangements with respect to Wuhan Ouyue are not considered securities under the Howey test. Furthermore, even if such contractual arrangements are considered securities under the Howey test, Wuhan Ouyue is primarily controlled by DouYu Yule (for the reasons discussed in our ~~response to~~ September Response to prior comment 8 ~~below~~), and is not an investment company under Section 3(b)(1), and therefore would not be a Relevant Security under Rule 3a-1(a)(4) for purposes of DouYu Yule’s Rule 3a-1 analysis.

Based on these facts, DouYu Yule similarly satisfies the elements of Rule 3a-1 and therefore is not an investment company under Section 3(a)(1)(C), even if short-term deposits are not treated as cash items. As such, as discussed above, DouYu Hong Kong, DouYu Network and the Company are not investment companies under Section 3(a)(1)(C), even if short-term deposits are not considered cash items for purposes of the 40% Test.

~~35~~37  SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

APPENDIX B

Updates to the calculations provided in our November Response to the staff’s prior comments 3, 4, 7 and 8:

3. We note in footnote 13 of your response to prior comment 4, you state that DouYu Yule would satisfy the 40% Test under Section 3(a)(1)(C) of the Investment Company Act. Please provide your detailed legal analysis of whether DouYu Yule would satisfy such test as of the most recent fiscal quarter end if “short-term deposits” with maturities of one year or less are not cash items.

As of ~~June~~ September 30, 2023, DouYu Yule did not hold any short-term deposits with maturities of one year or less. Therefore, as of ~~June~~ September 30, 2023, even if short-term deposits are not treated as cash items, DouYu Yule would still satisfy the 40% Test under Section 3(a)(1)(C) in the same manner as described in footnote 13 of our response dated September 25, 2023.1

~~Regarding the most recent fiscal quarter end, the Company respectfully submits that the financial statements for the Company and its subsidiaries, including DouYu Yule, are not yet available. Therefore, at this time, the Company is unable to provide an updated analysis of the 40% Test as applied to DouYu Yule as of September 30, 2023. In any case, the Company can confirm that as of September 30, 2023, DouYu Yule did not hold any short-term deposits with maturities of one year or less.~~

4. We note your statement in response to prior comment 4 that Wuhan Ouyue owns 100% of the limited partnership interests in Beijing Fengye. To the extent you argue that such interests are not securities, please provide your detailed legal analysis to support such conclusion. To the extent you concede that such interests are securities, provide additional analysis as to how, in your view, Wuhan Ouyue is not an “investment company” given that it appears a substantial majority of Wuhan Ouyue’s assets consist of limited partnership interests in Beijing Fengye and other investment securities.

For purposes of analyzing the Company’s status under the Investment Company Act, the Company has conservatively assumed that Wuhan Ouyue’s limited partnership interest in Beijing Fengye (whose only asset is a 13% equity interest in Wuhan Douyu held as nominee shareholder only, with no economic or voting rights (the “Nominee Shareholding”)) would be treated as a security under the Rule 3a-1 assets test.2 Wuhan Ouyue owns Beijing Fengye and the underlying Nominee Shareholding solely due to a corporate restructuring of the Company, and not for investment purposes. Ownership of Beijing Fengye (including the underlying Nominee Shareholding) was transferred to Wuhan Ouyue for the purpose of facilitating a corporate restructuring of Wuhan DouYu and the Company prior to its IPO. At that time, like the other nominee shareholders of Wuhan DouYu, Beijing Fengye entered into contractual arrangements to transfer 100% of the voting rights and 100% of the economic benefits with respect to the Nominee Shareholding to DouYu Yule. Thus, although the book value of the Nominee Shareholding (held through Beijing Fengye) amounted to approximately ~~65~~ 63% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) as of ~~June~~ September 30, 2023, because it is a nominee holding with no economic benefits or voting rights, holding such Nominee Shareholding has not altered Wuhan Ouyue’s primary business focus, and has not changed the nature of its operating activities. As such, as further discussed below and in our response to the staff’s prior comment 4, Wuhan Ouyue is not an investment company under Section 3(b)(1) because, under the factors outlined in Tonopah Mining Co. (26 S.E.C. 426 (1947)), Wuhan Ouyue is primarily engaged in the online interactive gaming and entertainment livestreaming business, and not in the business of investing, reinvesting, owning, holding or trading in securities

1 As noted in such footnote 13, DouYu Yule’s contractual arrangements with respect to the VIEs are not securities under the Howey test (for the reasons discussed in our response to the staff’s prior comment 8), and therefore are not investment securities under Section 3(a)(2) for purposes of the 40% Test. If short-term deposits with maturities of one year or less are not treated as cash items, the Section 3(a)(1)(C) analysis of each VIE would be modified as described in our response to the staff’s prior comment 5. As discussed in greater detail in such prior response, and in our response to comment 4 below with respect to Wuhan Ouyue, even if short term deposits with maturities of one year or less are not treated as cash items, each VIE is not an investment company under Section 3(b)(1).

2 The Company notes that there may be arguments that the Nominee Shareholding and limited partnership interest in Beijing Fengye are not securities for purposes of this analysis, given that the Nominee Shareholding does not convey any voting or economic rights to Beijing Fengye with respect to Wuhan Douyu. However, to be conservative, the Company has treated such interests as securities for purposes of this analysis.

Wuhan Ouyue operates the Company’s livestreaming platform in China on which Wuhan Ouyue provides users with a diverse set of entertainment content and services, focusing on gaming and eSports content. Wuhan Ouyue’s business activities include livestreaming eSports tournaments, organizing its own eSports tournaments, selling advertising services and advertisement displays on its platform, and producing proprietary content, such as commentary programs before and after eSports matches. A large component of Wuhan Ouyue’s business activities focuses on developing relationships with streamers, which are the main source of content for the Company’s platform, through exclusive contracts with such streamers, as well as collaborations with talent agencies, to recruit and promote streamers’ professional development. Wuhan Ouyue leverages its industry expertise and proprietary big data analytics capabilities to establish development plans for streamers to optimize the content they produce, and to provide guidance to streamers on trending topics to boost their popularity among users of the platform. Wuhan Ouyue also collaborates with game developers and publishers to provide game distribution and game-related services related to its platform.

Wuhan Ouyue, along with Wuhan Douyu and DouYu Yule, are the Company’s main operating entities that conduct the Company’s online interactive gaming and entertainment livestreaming business in China. Due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other Internet-related business, the Company’s other subsidiaries are not eligible to provide such services in China. Therefore, to ensure compliance with PRC laws and regulations, substantially all of the Company’s business in China is conducted through Wuhan Ouyue, Wuhan Douyu and DouYu Yule. For example, Wuhan Ouyue holds key operating licenses that are essential for providing the Company’s products and services in China, such as the License for Online Transmission of Audio-Visual Programs, License for Production and Operation of Radio and Television Programs, License for Online Culture Business, License for Commercial Performance and License for Value-added Telecommunications Business. Wuhan Ouyue has held these business licenses since 2015 and regularly submits its reports, applications, supporting documents and contracts to the relevant regulatory authorities overseeing the industry to demonstrate, among other things, the business Wuhan Ouyue is engaged in, how it runs such business, the hardware and software used in such business, the television programs it produced and the e-Sports content it broadcast. As the holder of the main licenses needed to provide the Company’s products and services in China, Wuhan Ouyue’s business activities focus on providing such products and services to customers, and entering into contracts with suppliers, in connection with operating the Company’s business in China. In addition, since 2019, Wuhan Ouyue has qualified as a “Software Enterprise” for PRC tax law purposes, which requires Wuhan Ouyue to be mainly engaged in the business of software product development and sales, and to meet certain conditions regarding its revenues from software product development and sales, number of R&D personnel and ownership of independent intellectual property rights. These factors, along with the Tonopah Mining factors discussed below, demonstrate that Wuhan Ouyue is not primarily engaged in investing in the Nominee Shareholding or other investment securities. Indeed, the amount of operating revenues generated by Wuhan Ouyue in 2022 (e.g., revenues from sales of virtual gifts on the livestreaming platform, advertisements, and game distribution and game-related services) accounted for approximately ~~98~~ 99% of the Company’s total net revenues (including the VIEs’ net revenues). Thus, Wuhan Ouyue’s operating business is clearly the primary focus of its activities and is a vital component of the Company’s overall operating activities in China, as further demonstrated by the Tonopah Mining factors discussed below.

Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”3 Applying such factors to Wuhan Ouyue, it is clear that Wuhan Ouyue is primarily engaged in the online interactive gaming and entertainment livestreaming business, and not in the business of investing, reinvesting, owning, holding or trading in securities:

•	The historical development of Wuhan Ouyue’s business supports the historical development factor because it has been primarily engaged in the online gaming and entertainment livestreaming business since it was acquired by the Company in November 2015, and has not been primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities. Since its acquisition in 2015 and as of ~~June~~ September 30, 2023, Wuhan Ouyue has not invested in any strategic investments or held any potential investment securities other than: (a) the Nominee Shareholding (held through Beijing Fengye), which does not convey any voting rights or economic benefits to Beijing Fengye or Wuhan Ouyue, and was acquired by Wuhan Ouyue in 2018 solely for the purpose of facilitating a corporate restructuring of the Company in preparation for its initial public offering, and not for investment purposes and (b) long-term bank time deposits which constituted less than ~~1~~ 7% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) as of ~~June~~ September 30, 2023. Wuhan Ouyue has also historically held amounts in short-term bank time deposits with maturities of one year or less for working capital purposes which, together with Wuhan Ouyue’s long-term bank time deposits, constituted approximately ~~12~~ 17% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding such short-term deposits) as of ~~June~~ September 30, 2023.

•	In terms of the public representation factor, the Company generally does not separately describe Wuhan Ouyue individually, but rather represents its group of companies, including the VIEs, as operating as a whole. As discussed in our response to the staff’s prior comment 4, the Company has consistently represented its group of subsidiaries and VIEs, including Wuhan Ouyue, as being primarily engaged in the development and operation of its online interactive gaming and entertainment livestreaming business, and has not represented Wuhan Ouyue as being primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities. The Company has never emphasized Wuhan Ouyue’s ownership of the Nominee Shareholding as nominee, or its cash management activities, as a material factor in Wuhan Ouyue’s business or future growth. As such, the public representation factor supports the position that Wuhan Ouyue is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities.

•	With respect to the activities factor, like the Company, Wuhan Ouyue’s most senior executive officers, directors and employees generally spend approximately 99% or more of their time on general corporate matters and the development and management of Wuhan Ouyue’s online interactive gaming and entertainment livestreaming business. Wuhan Ouyue’s officers are also officers of the Company, and manage Wuhan Ouyue’s business as an integral part of the Company’s overall operations in China, as discussed above. Such senior executive officers, directors and employees generally spend approximately 1% or less of their time on matters related to Wuhan Ouyue’s Nominee Shareholding (or other potential investment securities or cash management) and as such, the activities factor supports the position that Wuhan Ouyue is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities.

 3 SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

•	With respect to the income factor, the primary sources of income for Wuhan Ouyue are the revenues generated by the operation of the Company’s livestreaming platform. Such operating revenues consist mainly of income generated on the platform through sales of virtual gifts, advertising services and displays, and game distribution and game-related services (e.g., sales of game-specific memberships). For the four fiscal quarters ending ~~June~~ September 30, 2023 combined, Wuhan Ouyue’s total net loss of approximately ~~RMB5,168,640~~ RMB4,538,544 on an unconsolidated basis was mainly driven by its large operating revenues of approximately ~~RMB6,243,615,442~~ RMB5,725,786,790 and other operating income of approximately ~~RMB40,504,298~~ RMB32,656,980. Wuhan Ouyue’s other sources of income for that period were much smaller in amount and included: ~~RMB834,220~~ RMB1,381,184 of interest income from bank demand deposits, ~~RMB9,337,918~~ RMB8,927,141 of interest income from short-term bank time deposits maturing in one year or less, and ~~RMB355,000~~ RMB564,260 of interest income from long-term bank time deposits. As such, Wuhan Ouyue’s operating revenues and other operating income greatly outweigh its other sources of income and are clearly its primary sources of income. Furthermore, Wuhan Ouyue’s total net loss for this period was mainly driven by large expenses relating to its operating business, which together amounted to ~~RMB6,299,685,338~~ RMB5,774,069,433. Thus, the primary components of both income and expense items contributing to Wuhan Ouyue’s total net income demonstrate that Wuhan Ouyue is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities.

•	Regarding the nature of Wuhan Ouyue’s assets, on an unconsolidated basis as of ~~June~~ September 30, 2023, the value of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) amounted to approximately ~~RMB1,950,820,672~~ RMB1,986,336,341. The only potential investment securities held by Wuhan Ouyue were: (a) long-term bank time deposits and related interest receivables, which constituted less than ~~1~~ 7% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items)[4] and (b) the Nominee Shareholding (held through Beijing Fengye). Although the book value of the Nominee Shareholding (held through Beijing Fengye) constitutes approximately ~~65~~ 63% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) as of ~~June~~ September 30, 2023, the Nominee Shareholding is a nominee holding only, which does not convey any economic or voting rights to Wuhan Ouyue, and was acquired by Wuhan Ouyue solely for the purpose of facilitating a corporate restructuring of the Company in preparation for its initial public offering, and not for investment purposes. Wuhan Ouyue’s remaining assets on an unconsolidated basis primarily consist of operating assets, including: trade receivables for goods sold and services rendered; prepaid expenses; property and equipment; right-of-use assets; other current and non-current assets consisting of copyright assets, prepayments related to relationships with streamers and value-added-tax-related assets; and trade receivables due from related parties and fellow subsidiaries, which together amounted to approximately ~~RMB616,250,042~~ RMB536,135,167 or ~~32~~ 27% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) as of ~~June~~ September 30, 2023. As such, the nature of Wuhan Ouyue’s assets, including the Nominee Shareholding, does not indicate that Wuhan Ouyue is engaged in investment company activities.

4 As noted above, on an unconsolidated basis as of ~~June~~ September 30, 2023, Wuhan Ouyue also held short-term bank time deposits with maturities of one year or less which, together with long-term bank time deposits, constituted approximately ~~12~~ 17% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding such short-term deposits).

As noted above, no one Tonopah Mining factor is determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”5 In light of Wuhan Ouyue’s operating activities and sources of income as described above, and its limited portfolio of potential investment securities,6 which consists solely of a minimal amount of long-term bank deposits and the Nominee Shareholding with no economic benefits or voting rights, reasonable investors would not view Wuhan Ouyue as a mutual fund, as opposed to an operating enterprise. As such, under the guidance provided in Tonopah Mining and National Presto, Wuhan Ouyue is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore is not an investment company under Section 3(b)(1).

7. Please separately specify the percentage of DouYu Hong Kong’s total assets that consist of interests in Gogo Glocal and DouYu Yule, respectively, as of September 30, 2023, if available.

~~The Company respectfully submits that the financial statements for DouYu Hong Kong as~~ As of September 30~~, 2023 are not yet available. As of June~~ 30, 2023, DouYu Hong Kong’s: (a) equity interest in Gogo Glocal, its majority owned subsidiary, amounted to approximately 21% of the value of DouYu Hong Kong’s total unconsolidated assets (exclusive of U.S. government securities and cash items) and (b) equity interest in DouYu Yule, its majority owned subsidiary, amounted to approximately 79% of the value of DouYu Hong Kong’s total unconsolidated assets (exclusive of U.S. government securities and cash items).7

8. Please provide the percentage of your assets that consist of “short-term deposits” with maturities of one year or less on a consolidated basis as of September 30, 2023, if available.

~~The Company respectfully submits that the financial statements for the Company and its subsidiaries as of September 30, 2023 are not yet available.~~ On the Company’s consolidated balance sheet as of ~~June~~ September 30, 2023, the Company’s short term bank time deposits with maturities of one year or less amounted to approximately ~~23~~ 28% of the Company’s total assets on a consolidated basis.

5 SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

6 The nature of Wuhan Ouyue’s assets as discussed above would not be materially different if short-term bank time deposits were not treated as cash items. On an unconsolidated basis as of ~~June~~ September 30, 2023: (a) Wuhan Ouyue’s short-term bank time deposits with maturities of one year or less, together with long-term bank time deposits, constituted approximately ~~12~~ 17% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding such short-term deposits) and (b) the book value of the Nominee Shareholding (held through Beijing Fengye) constituted approximately ~~58~~ 57% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding such short-term deposits). Wuhan Ouyue’s remaining assets on an unconsolidated basis primarily consist of operating assets, as described above, which together amounted to approximately ~~28~~ [24]% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding such short-term deposits) as of ~~June~~ September 30, 2023.

7 Such percentages would be substantially the same if short-term bank time deposits were not treated as cash items.